Exhibit 4

BANCA INTESA

Attachment 2)

IntesaNova for Product and Process Innovation

To
Gentium spa
Piazza XX Settembre, 2
22079 VILLA GUARDIA

Como, 20/12/2006

Subject: Loan of € 225,000.00 to GENTIUM Spa, hereinafter referred to as: the “Borrowing Party”.

GIVEN THAT:

You have requested that the undersigned Banca Intesa S.p.A. grants a loan of euro 225,000.00 (Euro two hundred twenty-five thousand/00), in the form of the opening of a simple line of credit for a term of 57 months, to be used within 6 (six) months for investments in the innovation of products and/or production processes and, precisely, with regard to the expenses related to the following:
- The design and realization of prototypes or pilot systems;
- The purchase of machines or production lines involving or allowing the innovation of processes/products;
- The purchase of control systems;
- The purchase of new technology to be introduced in the company to optimize the existing products and/or processes.

GIVEN THE ABOVE PREMISES

And also given that the premises and the attachments form an integral and substantial part of the present contract, we hereby confirm the terms and conditions with which our Bank is willing to carry out this operation.

3)	Amount, Duration and Date of Effect:

Our Bank grants you a loan of euro 225,000.00 for a term of 57 months - including the possible period of technical pre-amortization that is necessary to align the due dates of the installments to the 15th day of the calendar quarter following the month of disbursement -from the date of disbursement of the loan. Furthermore, this term also includes, if foreseen and agreed, the period of pre-amortization resulting from the repayment plan of the loan in accordance with art. 3 which follows herein.
During the period of technical and non-technical pre-amortization, the installments shall be made up of interest only. The disbursement shall be made on the date and in the currency agreed at the time of undersigning of the contract, that is, on the date in which the Bank will receive your letter of acceptance of the present contract proposal and, in any case, within a maximum of 3 (three) working days from the date indicated above.

2)	Use, Precedent and Termination Clauses:

The loan shall be disbursed in a single installment.
The disbursement shall be subject to the regular granting of the following warranties: “none”, within the date of stipulation of the contract. The non-fulfillment of the above conditions shall result in the voidance and non-effectiveness of the contract, even in the case in which the contract has been formally stipulated through the acceptance of the letter of acceptance of the present offer.
The loan amount shall be credited to a/c n. 75001/16, in the name of GENTIUM spa, opened at Banca Intesa - Villa Guardia Branch. The loan amount shall be net of the procedure expenses of € 450.00 (four hundred fifty/00), which correspond to 0.20% of the loan amount, with a minimum of euro 150.00 and a maximum of euro 3,000.00. The loan amount shall also be net of the substitute tax, pursuant to the IV heading of Presidential Decree n. 601/73.
If requested in writing, the Borrowing Party shall provide the Bank - within the term indicated, which, in any case, shall not be shorter than 5 (five) calendar days - with the documentation proving that the loan is used for the objective and within the term indicated in the premises. Non-fulfillment of the above requisite shall entitle the Bank to terminate the contract for breach of the same and to demand the payment of all the sums due to it, as laid down in art. 11 letter B.

3)	Reimbursement:

The loan shall be reimbursed in accordance with the plan attached to the present document under the letter “A” and which forms an integral and substantial part of the same document. (It should be noted that, since the interest rate applied to the loan is variable, the principal share shall remain fixed for the entire duration of the amortization, while the interest share may vary according to the variations of the index rate defined in the art. 5) which follows herein. To this end, the Borrowing Party hereby authorizes the Bank to charge the amounts corresponding to the individual installments to its a/c, as laid down in art. 2, which the Borrowing Party undertakes to maintain open for the entire duration of the loan and to promptly credit it with the amounts necessary to ensure the payment of the installments, in compliance with art. 9, letter d).

In case of delays in the payment of the single installments, the default interest shall be calculated on the related amount, as laid down in art. 7, from the due date of payment to the actual date of payment. No default interest shall be subject to periodic capitalization.

The due dates of the installments are also regulated by art. 8) which follows herein.

4)	Early Reimbursement of the Loan:

The early, total or partial, reimbursement of the loan is allowed under the following conditions:
a) That the Bank has received prior written notification at least 15 working days before the date of the early reimbursement.
b) That the Borrowing Party honors all its contractual obligations at the time of the early reimbursement, including the obligation to pay a 2% fee on the early reimbursed residual principal.
c) That the early reimbursement must not be made on the date in which a loan installment is due.
In the case of partial early reimbursement, a new amortization plan shall be calculated with regard to the residual debt, save the original duration of the loan.

5)	Interest Rate:

The rate applied to the loan shall correspond to the 3-month Euribor, on a 365 basis, increased by 0.8 percentage points. The Euribor rate applied to the possible period of pre-amortization and amortization shall be the rate published on the second working day prior to the 16th day of the months of March, June, September and December of each year (the initial date of each period of interest).

The “Euribor” (Euro Interbank Offered Rate) is the rate published every day at 11.00 a.m. (Central European time) by the Euribor Panel Steering Committee on the main telematic circuits. The divisor applied shall correspond to 365.

Should the Euribor rate not be published, the rate shall be calculated by applying the most recently published EURIBOR rate.

It is acknowledged that, in order to calculate the interest, the time periods indicated in the contract refer to the standard year made up of 365 days, including leap years, 12 equal months, each of which shall be made up of 30.4166 days.

With regard to the Interdepartmental Committee for Credit and Savings (CICR) resolution of 4 March 2003:
- The current available “Euribor” value (on a 365 basis) published on the second working day prior to the month of disbursement is equal to 3.730%.

- The elements which contribute to the calculation of the cost synthetic indicator (CSI) are: the principal share calculated applying the initial rate; the amount of interest calculated by applying the parameter indicated above; the procedural expenses; the effect of the periodic nature of the repayment of the loan.

- The CSI is equal to 4.685%.

6)	Interest Periods:

The interest periods shall have a duration of 3 months. The interest shall be calculated as indicated above, on a standard civil year basis, and paid on a deferred basis.

7)	Default Interest:

In the case of late payment of any sums due in regard to the principal, interest or for any other reason, with the sole exception of strikes in the banking system which may prevent the Borrowing Party from fulfilling precisely the obligations undertaken, the nominal annual default interest, currently equal to 9.20% (nine point two per cent), shall be due on the default amount. The above interest rate shall be calculated on a quarterly basis (from 1st January to 31st March, from 1st April to 30th June, from 1st July to 30th September and from 1st October to 31st December), increasing by 50% - by rounding down the percentage obtained to 0.05% - the effective global average rate published by the Treasury Ministry, pursuant to law n. 198/96 with regard to the category of operations classified as: “prepayments, trade discounts and other loans to companies granted by Banks and included in the class of amounts exceeding 5,000.00 euro”

The above interest shall be calculated by law, without need of any injunction or placing into default, only by virtue of the expiry of the due date and without any prejudice to the Bank’s faculty to consider the loan contract terminated due to breach on the part of the Company, as laid down in art. 11 herein. In this case, the Bank shall have the faculty to demand the reimbursement of all the residual sums due with regard to the principal, interest, possible expenses and ancillary expenses and any other assessed damages arising from the breach indicated above.

Periodic capitalization is not applicable to the above type of interest.

8)	Due Dates of the Installments:

With regard to the payment of the installments indicated in art. 3 above, the parties agree that, in the case in which the installments, including the last installment, fall due on a Bank Holiday, the charge shall be automatically postponed to the next bank working date.

9)	Obligations of the Borrowing Party:

From the date of acceptance of the present contract to the date in which all the obligations undertaken in compliance with the present agreement are fulfilled, the Borrowing Party undertakes to:

a) Send to the bank the annual financial statements complete with the reports of the Board of Directors (and, if elected, of the Board of Auditors) within thirty days of the approval of the above reports by the Meeting of Shareholders, including the agenda of the Ordinary as well as any possible Extraordinary Meetings as soon as the same are convened. The Company shall furthermore send to the bank the related minutes within thirty days of the Meeting. In the case in which, in compliance with the law in force, the Borrowing Party is not obliged to draw up and submit the financial statements, the company must in any case sent the documentation related to its asset, liability, financial and economic situation, or the income statement for each year subsequent to the stipulation of the present loan and until the date of its total repayment.

b) When requested by the Bank, send immediately to the latter the statements, documentation and any other information or figures regarding its asset, liability, financial and economic situation, in compliance with the instructions given by the Bank Supervisory Committee.

c) Immediately communicate to the Bank any modification or event of a technical, administrative, juridical, or notary nature, as well as any litigation, which may substantially modify in an adverse manner the asset, liability, financial and economic situation of the Borrowing Party or, in any case, prejudice the operating capacity of the same.

d) Keep the current account indicated in art.2 open and pay in the amounts which are necessary to settle the installments.
e) Use the entire credited sum for the objective and within the term indicated in the premises and referred to in art. 2.

It is expressly agreed that the obligations indicated in sub-paragraphs a), b), c), d) and e) are essential. The total or partial breach of even one of the above obligations shall cause the resolution of or withdrawal from the present contract, within the limits laid down in art. 11) following herein.

10)	Non-Deferral of the Obligations Undertaken by the Borrowing Party:

The obligation of the Borrowing Party to pay all the sums due in regard to the principal, interest or for other reasons on the fixed dates, and, more generally, the fulfillment of the obligations contained in the present contract, cannot be suspended or deferred, not even in the case of objections, including any judicial objections, raised by the Company or, in any case, arising between the parties.

11)	Lapse of the Benefit of Term, Contract Resolution and Withdrawal:

A. It is herein expressly agreed that the occurrence of any of the hypotheses foreseen in article 1186 of the Civil Code, shall constitute a cause for the lapse of the benefit of term without the need of any judicial judgment.

B. It is herein expressly agreed that, pursuant to art. 1456 of the Civil Code, the contract shall be terminated either in the case in which the Borrowing Party does not honor the obligation to pay all the sums due to the Bank in accordance with the terms and conditions laid down in articles 3, 4 and 8 (with the sole exception of the case in which the breach or delays are due to strikes in the banking system the extent in which the Borrowing Party is prevented from honoring its obligations) or in the case of breach of even one of the obligations contained in art. 9, letters a), b), c) and e), save the case in which the Borrowing Party - limitedly to letter a) of the above art. 9) - remedies the breach within fifteen days of the date of receipt of the Bank’s request. The express termination of the contract shall also be declared in the case in which the situations, figures or historical accounts submitted in order to obtain the loan, or during the period of the loan, are found not to correspond to the truth.

C. The parties expressly acknowledged the faculty of the Bank to withdraw from the loan contract due to the existence any of the following events concerning the Borrowing Party, apart from any other reasons for dissolution:

a) The convening of a meeting to resolve the putting into liquidation of the Company;
b) Merger, demerger, transfer or assignment of the company or company branch, unless authorized in writing by the Bank;

c) The Company’s or third parties’ request to admit the company to collective creditor actions, including ordinary and extraordinary receivership, or to other procedures, also of and extra-judicial nature, having similar effects or which, in any case, regard the payment of debts or obligations by means of conditions which are different from those normally used, including the assignment of assets to creditors;

d) The existence of formal procedures, communicated in compliance with art. 9, which, subject to the unobjectionable decision of the Bank, may be prejudicial to the legal, asset, liability, economic or financial situation of the Borrowing Party, such as, for example, the issue of orders, the attachment of the company assets, etc.;

e) The non-fulfillment of financial obligations or other obligations related to credits or warranties, undertaken with respect to any subject;

f) Lapse of the benefit of term, termination or withdrawal for reasons under the responsibility of the Borrowing Party with regard to any third party lender or regarding any loan contract stipulated by the Borrowing Party;

g) Non-compliance with the obligations laid down in art. 9, letter d) or non-fulfillment of the commitments indicated in the art.12, which follows.

The lapse of the debtor’s benefit of the term, the resolution of the contract or the Bank’s withdrawal from the same shall be communicated by registered letter with advice of receipt and will be effective from the time when the Borrowing Party has received communication thereof, or when the undelivered communication is returned to the sender after due time.
In the above cases, the Borrowing Party shall reimburse all the sums due to the Bank by virtue of the present loan contract, including any possible default interest accrued pursuant to the above art. 7, within two bank working days.
In the case of contract resolution for non-payment, the default interest, calculated in compliance with art. 7, shall accrue on the total amount due. Periodic capitalization is not applicable on this type of interest.

12)	Possible Expenses and Charges:

It is agreed that any charge regarding taxes, duties, fees and withholding taxes arising from the present contract, as well as any payments to be made with regard to the same, shall be charged to the Borrowing Party. It is furthermore agreed that the Bank must receive all the amounts net of any charges, as foreseen in the present contract.

Any legal limitations or restrictions preventing the Borrowing Party from undertaking such charges, will oblige the same party, when requested in writing, to reimburse the principal amount, as well as the interest and any sums due in connection with the present loan contract, within the term indicated in the related communication.

13)	Succession Ties:

All the obligations are jointly and non-severally undertaken by the Borrowing Party also  with regard to any successors and assigns for any title.

14)	Proof of Credit:

The bank statements, records and accounting results in general are a proof of its credit  concerning the Borrowing Party with regard to the principal, interest and any sums due in  connection with the present loan.

15)	Modifications:

The covenants contained in the present contract may only be modified in writing. Any tolerance, even repeated, of breaches or the partial or late fulfillment of the contractual obligations cannot, in any case, be interpreted as a tacit abrogation or modification of the covenants regulating such obligations.

16)	Applicable Law and Competent Jurisdiction:

The present contract is subject to Italian Law. Any controversy arising from its interpretation and/or execution shall be submitted to the competent Court of Milan.

17)	Communications:

All communications shall be made by registered letter with advice of receipt, or by telefax, to the following addresses:
Banca Intesa - Centro Imprese - Piazza Duomo, 1 - 22100 COMO
GENTIUM SPA - Piazza XX Settembre - 22079 VILLA GUARDIA (CO)
Or to a different address communicated by one of the parties to the other by registered letter with advice of receipt.

If the above conditions express the terms agreed, we await your written confirmation thereof. You are requested to send us a letter of acceptance, regularly undersigned on each of its parts, containing the integral text of this document, as well as the following, regularly undersigned declaration:

“We declare to accept in full the above written proposal”.

After undersigning the above statement, please add and undersign the following declaration at the foot:
Furthermore, we expressly approve the following articles:
3) Terms of payment
4) Early reimbursement of the loan
7) Default Interest
9) Various obligations
10) Non-deferral of the obligations undertaken by the borrowing party
11) Lapse of the benefit of term, contract resolution, withdrawal and capitalization of interest following resolution for non-fulfillment
12) Possible expenses and charges
14) Proof of credit
16) Applicable law and competent jurisdiction

Yours Sincerely,

/s/ Maurizio Resta

Signed: Banca Intesa S.p.A.
Centro Imprese Como

-FX394T-	DATE 20.12.2006
LOAN NO. 023 01668707 N.D.G. 008460923
CLIENT GENTIUM SPA
SGR VARIABLE RATE MEDIUM LONG TERM BORROWER
PIAZZA XX SETTEMBRE 2
VILLA GUARDIA	CONV: A R3	INNOV. TECN. LIV. DA 1 A 3
22079 CO	CENTRO IMPRESA:	0933 COMO
BRANCH 2936 VILLA GUARDIA-VIA I MAGGIO 8
16 GENTIUM SPA

REIMBURSEMENT SCHEDULE: FRENCH METHOD
DURATION: 057 MONTHS 03 QUARTERLY INSTALLMENTS NO. OF INSTALLMENTS 019
VALUABLE INTEREST RATE
DATE: 20.12.2006	AMOUNT 225,000.00	AMOUNT DUE	225,000.00
INTEREST RATE 4.530	PENALTY INTEREST RATE 9.200

DATE OF INSTALLMENT	INTEREST	PRINCIPAL	TOTAL	DEBT DUE	INTEREST RATE
P001 15.03.2007	2,406.56		2,406.56	225,000.00	4.530
001 15.06.2007	2,548.12	10,680.38	13,228.50	214,319.62	4.530
002 15.09.2007	2,427.17	10,801.33	13,228.50	203,518.29	4.530
003 15.12.2007	2,304.84	10,923.66	13,228.50	192,594.63	4.530
004 15.03.2008	2,181.13	11,047.37	13,228.50	181,547.26	4.530
005 15.06.2008	2,056.02	11,172.48	13,228.50	170,374.13	4.530
006 15.09.2008	1,929.49	11,299.01	13,228.50	159,075.77	4.530
007 15.12.2008	1,801.53	11,426.97	13,228.50	147,648.80	4.530
008 15.03.2009	1,672.12	11,556.38	13,228.50	136,092.42	4.530
009 15.06.2009	1,541.25	11,687.25	13,228.50	124,405.17	4.530
010 15.09.2009	1,408.89	11,819.61	13,228.50	112,585.56	4.530
011 15.12.2009	1,275.03	11,953.47	13,228.50	100,632.09	4.530
012 15.03.2010	1,139.66	12,088.84	13,228.50	88,543.25	4.530
013 15.06.2010	1,002.75	12,225.73	13,228.50	76,317.50	4.530
014 15.09.2010	864.29	12,364.21	13,228.50	63,953.29	4.530
015 15.12.2010	724.27	12,504.23	13,228.50	51,449.06	4.530
016 15.03.2011	582.66	12,645.84	13,228.50	38,803.22	4.530
017 15 06.2011	439.45	12,789.05	13,228.50	26,014.17	4.530
018 15.09.2011	294.61	12,933.89	13,228.50	13,080.28	4.530
019 15.12.2011	148.22	13,080.28	13,228.50		4.530